UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*
PetSmart, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
716768106
(CUSIP Number)
Kent Lawson
Longview Asset Management, LLC
222 N. LaSalle St., Suite 2000
Chicago, Illinois 60601
(312) 236-6300

Michael A. Nemeroff, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
(312) 609-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Longview Asset Management, LLC / 36-4245844
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	—
	8. Shared Voting Power	8,967,016
	9. Sole Dispositive Power	—
	10. Shared Dispositive Power	8,967,016
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,967,016
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	9.0%
14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James A. Star
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	—
	8. Shared Voting Power	**
	9. Sole Dispositive Power	—
	10. Shared Dispositive Power	**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	**%
14.	Type of Reporting Person (See Instructions): IN

**Reporting person owns less than 5%.

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H. Debra Levin, as Trustee of the Edward Memorial Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	—
	8. Shared Voting Power	**
	9. Sole Dispositive Power	—
	10. Shared Dispositive Power	**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	**%
14.	Type of Reporting Person (See Instructions): OO

**Reporting person owns less than 5%.

This Amendment No. 4 to Schedule 13D (the “Schedule 13D”) amends and supplements that certain Schedule 13D initially filed on May 29, 2009 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on February 5, 2014, Amendment No. 2 to Schedule 13D filed on May 28, 2014, and Amendment No. 3 to Schedule 13D filed on July 7, 2014 (the Original Schedule 13D as amended by Amendment Nos. 1 through 3 is referred to herein as the “Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.  Except as amended or supplemented below, the information set forth in the Schedule 13D remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of (a) Longview Asset Management, LLC (“Longview”); (b) James A. Star (“Mr. Star”); and (c) H. Debra Levin, as Trustee of the Edward Memorial Trust (“Ms. Levin” and, together with Longview and Mr. Star, the “Reporting Persons”).

Longview’s principal business is managing investment portfolios for its clients (“Longview Clients”).  The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.  Certain Longview Clients hold shares of Common Stock of PetSmart, Inc. (the “Issuer”).  Pursuant to investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in Longview Client accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Common Stock held in such accounts.  Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.

The executive officers of Longview, in addition to Mr. Star, and their present occupations are as follows: (a) Dan L. Drexler, First Vice President; (b) Kent Lawson, Vice President and Chief Administrative Officer; (c) Kirk Rose, Vice President and Chief Finance Officer; and (d) Aaron Rappaport, Vice President and Chief Compliance Officer.

Mr. Star is the President and Chief Executive Officer of Longview.  His principal place of business and principal office is located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Ms. Levin serves as trustee of the Edward Memorial Trust and is a partner of Seyfarth Shaw LLP, a Chicago, Illinois-based law firm.  Her place of business and principal office is located at 131 South Dearborn Street, Suite 2400, Chicago, Illinois 60603. The Edward Memorial Trust is the sole Managing Member of Longview, which has delegated its authority to manage the business and affairs of Longview to the officers of Longview.

During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby supplemented by the addition of the following disclosure:

On August 19, 2014, the Issuer announced that it would “explore strategic alternatives ... to maximize value for shareholders, including a possible sale of the Company” (a “Transaction”).  In light of recent press reports that an announcement of a Transaction may be imminent, Longview adopted a pre-arranged trading program on behalf of its charitable foundation clients (the “Plan”).  The Plan, designed to comply with Rule 10b5-1(c), provides for the sale of up to 1,542,425 shares of Common Stock held by such charitable entities in the event of an announcement of a Transaction at a price in excess of a specific target level.  A copy of the Plan is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Plan does not cover the 7,424,591 shares of Common Stock held by other Longview Clients.  Consistent with the letter attached to its July 7th Schedule 13D/A filing and subsequent communications with the Issuer, Longview remains willing to roll all or part of these shares into a Transaction, dependending on the parties and terms involved.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) are hereby amended to read as follows:

(a) - (b) (i) By virtue of its management of Longview Client accounts, Longview may be deemed to beneficially own 8,967,016 shares of Common Stock as of December 5, 2014, representing approximately 9.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 99,411,312 shares of Common Stock issued and outstanding as of November 14, 2014 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2014).  Longview shares the power to vote and dispose of the shares of Common Stock that it may be deemed to beneficially own.

(ii) Mr. Star and Ms. Levin, as sole trustee of the Edward Memorial Trust, each beneficially owns less than 5.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act.  See section 5(e) below.

Item 5(c) is hereby supplemented to include the following information:

(c)  The following are transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons:

Date	Nature of Transaction	No. of Shares	Price (Per Share)
10/15/2014	Purchase	25,000	$64.86
10/16/2014	Purchase	13,154	$64.99

The shares of the Issuer were acquired by Longview on behalf of Longview Clients in open market transactions using cash on hand.

Item 5(e) is hereby amended as follows:

(e)  As a result of the formation by Longview of an investment committee (the “Committee”) with the power to direct the voting and disposition of the Common Stock held in the Longview Client accounts, Mr. Star, in his capacity as President of Longview, is no longer deemed to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.  As a result of certain changes relating to the management of Longview, Ms. Levin, in her capacity as sole trustee of the Edward Memorial Trust, is no longer deemed to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented to include the information set forth under Item 4 above with respect to the Plan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
99.1	Power of Attorney by H. Debra Levin, individually and in her capacity as trustee of the Edward Memorial Trust.
99.2	Rule 10b5-1 Sales Plan between Longview and Morgan Stanley & Co. LLC.
99.3	Joint Filing Agreement, dated as of February 4, 2014, by and among the Reporting Persons (incorporated by reference to Schedule 13D Amendment No. 1 filed February 5, 2014).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5th, 2014

LONGVIEW ASSET MANAGEMENT, LLC
By:	/s/Aaron Rappaport
Aaron Rappaport, Vice President and Chief Compliance Officer

/s/James A. Star
James A. Star

/s/Aaron Rappaport
Aaron Rappaport, as attorney-in-fact for H. Debra Levin, as trustee of the Edward Memorial Trust